Exhibit 99.1

Notice to U.S. Shareholders. The offer described in this document is for the securities of a non-U.S. company. The offer is subject to disclosure requirements of a country that are different from those of the United States. You should be aware that the offeror may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases

29 July  2014

Takeovers Panel Decides in Favour of Magnum Hunter

Takeovers Panel Issues Findings against Drillsearch, Ambassador Directors and Certain Shareholders of Ambassador

All Ambassador Shareholders Free to Accept Magnum Hunter Offer

Magnum Hunter Resources Corporation (Magnum Hunter) said today it was proceeding with its takeover bid for Ambassador Oil & Gas Limited (Ambassador) following a Takeovers Panel declaration of unacceptable circumstances against Drillsearch Energy Limited (Drillsearch), the Ambassador directors and certain shareholders of Ambassador.

Holders of more than 54 per cent of Ambassador shares who had previously accepted an offer from Drillsearch — which was found by the Takeovers Panel to be improperly associated with the Ambassador directors and major shareholders — have had their acceptances reversed or are able to now withdraw their earlier acceptance(s) and accept Magnum Hunter’s competing bid.

Magnum Hunter applied to the Takeovers Panel complaining that there was an orchestrated attempt by Drillsearch and directors and certain shareholders of Ambassador to deliver control of Ambassador to Drillsearch before the Drillsearch offer had opened, and that all of the acceptances to the Drillsearch offer should be reversed or unwound.

Welcoming the Panel’s findings, Mr Gary C. Evans, Chairman and Chief Executive Officer of Magnum Hunter, commented as follows: “We are pleased the Takeovers Panel agreed with our application and ordered that Drillsearch, the Ambassador directors and certain Ambassador shareholders unwind such shareholders’ acceptances of the Drillsearch offer. We were of the view that this offer was orchestrated to deliver control of Ambassador to Drillsearch contrary to the principle that corporate takeovers must occur in an efficient, competitive and informed market. The declaration and orders have now created a level playing field where all Ambassador shareholders can properly consider the competing bids. Magnum Hunter continues to be committed to expanding its interest in the Cooper Basin and we recommend all Ambassador shareholders properly consider and fully assess our Offer in light of the Panel’s findings and the additional information that we will furnish to Ambassador shareholders in a supplementary bidder’s statement, which we intend to dispatch to Ambassador shareholders in the near future.”

“We are confident that, after understanding the current and future business prospects of Magnum Hunter, many Ambassador shareholders will wish to acquire and hold Magnum Hunter stock in order to benefit from our planned accelerated shale gas development in the US and our desire to expand our position in the Cooper Basin.”

Magnum Hunter is currently a 17 per cent shareholder in New Standard Energy Limited, which is the majority partner and operator of exploration permit PEL 570 in the Cooper Basin. Ambassador owns 47.5 per cent of PEL 570, which is its primary asset.

Under the current Magnum Hunter offer, Ambassador shareholders will receive one Magnum Hunter share for every 23.6 Ambassador shares they hold.

Ends